April 2, 2007

S. James DiBernardo, Esq.
Heather Brookfield, Esq.
Morgan, Lewis, & Bockius LLP
Two Palo Alto Square
Palo Alto, CA 94306

Re: Broadcom Corporation
**   Schedule TO-I**
**   SEC File No. 5-54415**
**   Filed March 21, 2007**

Ladies and Gentlemen:

      We have the following comments on the above-captioned filing.

General

1. We have received a request for exemptive relief that arrived contemporaneously with or following the commencement of the issuer tender offer. Advise us whether or not Broadcom believes it may rely upon the global exemptive relief issued on March 26, 2007. To the extent Broadcom believes it is eligible to rely upon such relief, please explain to us the reasons in support of their view and specifically address why their reliance should not be interrupted by the fact their tender offer commenced before global relief was available.

7. Conditions to the Offer

2.   Condition (b) potentially may not be literally satisfied in view of the global exemptive relief issued on March 26, 2007. Please advise us how Broadcom proposes to proceed if Broadcom is not the specific recipient of an SEC exemptive order. Please address for us the fact Broadcom identified condition (b) as being non-waivable and previously delivered that disclosure to option holders.

3.   In the last paragraph in this section, Broadcom explains the failure to exercise any of the rights will not be deemed to be a waiver of any offer condition. Please note that when a condition is triggered and the issuer decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Waivers of material conditions require that at least five business days remain in the tender offer following the date of the waiver. Please revise accordingly.

4.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the Offeror(s). Offer conditions must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. To the extent action or inaction by the bidders may give rise to an offer conditions being triggered, an offer condition would appear to be in the direct or indirect control of the bidders. Because at least one of the offer conditions, condition (g), is determinable within the sole judgment of Broadcom, the tender offer could be deemed illusory. Please revise this section to remove the implication the offer conditions are directly or indirectly within the control Broadcom.

5.   Explain to us the purpose of the language that any determination by Broadcom concerning the events described in the conditions "will be final and binding upon all parties." Disclose, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that option holders may challenge Broadcom's determinations.

        Item 10 of Schedule TO and Item 11 to the Offer to Purchase

6.   Because Broadcom has elected to incorporate by reference the information required by Item 1010(a) of Regulation M-A, please note that Broadcom must still fully comply with Item 1010(c) of Regulation M-A. A summary of the information incorporated by reference, as described in Item 1010(c) of Regulation M-A, is required to be disclosed in the tender offer. See Instruction 6 to Item 10 of Schedule TO. While we recognize disclosure has already been provided in accordance with Item 1010(c)(2) - (5), option holders need to have the information required by Item 1010(c)(1). Please review Section I.H.7 of the July 2001 Telephone Interpretations Supplement publicly available at www.sec.gov.

Closing Comments

        As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Again, please understand that we may have additional comments after reviewing your responses to our comments.

        In connection with responding to our comments, please provide, in writing from the issuer a statement acknowledging that:

   ▪ The issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. If you have any questions, you may contact me at 202.551.3266

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers and
Acquisitions